Exhibit 21.1

List of Subsidiaries

1.	Powin Manufacturing Corporation

2.	Powin Contract Manufacturing Corporation

3.	Powin Energy Corporation

4.	Powin Product & Service Corporation

5.	Powin Industries, SA de CV